

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 1, 2007

By US Mail and Facsimile

Mr. Vijesh Harakh
President
Mainland Resources Inc.
512 East 57th Avenue
Vancouver, British Columbia, Canada V5X 189

Re: Mainland Resources Inc.
        Registration Statement on Form SB-2
        Filed April 11, 2007
        File No. 333-142053

Dear Mr. Harakh:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us whether Sohkie Puar and Sukvinder Puar are the same person. We may have further comment.

Risk Factors, page 7
General

2.   We note that you have only one officer and director. Please add a risk factor that discusses the risk to the company from a corporate governance perspective. For example discuss the risks to the company in regard to the approval of related party transactions, the compensation of the executive officer, the oversight of the accounting function, and the segregation of duties.

3.   We note that Rahim Jivraj was President, CEO and Director and Sokhie Puar was Secretary, Treasurer and Director of Bloorcom Corp. and that each were also controlling shareholders of Bloorcom. Bloorcom filed an SB-2 in Feb. 2005 indicating that it would provide e-commerce solutions to medium sized retail businesses, which were designed to integrate with a business's existing enterprise management software and existing customer websites. The company had minimal assets and revenues before it withdrew its SB-2 in March 2006. As such, please add a risk factor discussing the involvement of two of your main shareholders and selling shareholders in a prior failed public offering. Discuss the extent of Messrs. Jivjraj's and Puar's participation in Mainland Resources' offering, if any, and in Bloorcom's offering.

Management
Directors and Officers, page 20

4.   We note your statement that Mr. Harakh has been self employed in the automotive business since May 2006. Please provide a complete biography for Mr. Harakh as required by Item 401(a) of Regulation S-B, including his business experience for the past five years and any directorships with reporting companies in the past five years.

Undertakings, page 43

5.   Provide the undertakings required by Item 512(a) (4) and (g) of Regulation S-B.

 Signature Page

6.   Your Chief Accounting Officer and a majority of your directors must sign the registration statement. Please provide these signatures in the next amendment.

Closing Comments

        Please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence me, at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: William MacDonald (by facsimile)
     D. Levy